

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2011

Junning Ma
President and Chief Executive Officer
ORB Automotive Corporation
c/o Shenzhen ORB-Fortune New-Material Co., Ltd
Room O-R, Floor 23, Building A, Fortune Plaza
Shennan Road, Futian District
Shenzhen, Guangdong 518040
People's Republic of China

> **Re:** **ORB Automotive Corporation**
> **Amendment No. 3 to Form 8-K**
> **Filed January 11, 2011**
> **File No. 000-52341**

Dear Mr. Ma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Our Business, page 5

1.   We note your response to comment four from our letter dated December 27, 2010. Please revise your disclosure to include the basis for your statement that you are a market leader in the windshield business.

Our Expansion and Growth Strategy, page 8

2.   We note from your response to our comment five of our letter dated December 27, 2010 that you will amend your Form 8-K filed October 27, 2010 to provide financial statements for Liuzhuo Rubber Sealing. It appears that 71 days have elapsed from the acquisition date. Please tell us when you plan to file the amendment to your Form 8-K to include financial statements of Liuzhou Rubber Sealing and related pro forma financial statements pursuant to the requirement of Item 2.01 of Form 8-K.

Liquidity and Capital Resources, page 33

3.   We note on page 7 that you intend to build a new manufacturing plant in Liuzhou in 2011. Please discuss how much you expect the plant to cost to construct and how you intend to finance the construction.

        You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

                                                Sincerely,

                                                /s/ Pamela Howell
                                                for

                                                John Reynolds
                                                Assistant Director